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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          Danielson Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    236274106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
--------------------------------------------------------------------------------
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                January 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 2 amends and supplements the Schedule 13D originally filed on December 12, 2003 and is being filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the "Reporting Persons"), relating to the common stock, par value $0.10 per share ("Common Stock"), of Danielson Holding Corporation, a Delaware corporation ("Issuer").

     Unless otherwise defined, capitalized terms used in this Amendment No. 2 shall have the meaning ascribed to them in the original Schedule 13D filed by the Reporting Persons on December 12, 2003.

Item 3.   Source and Amount of Funds or Other Consideration.

     The information in this Item 3 is hereby amended and supplemented by inserting the following text immediately after the last paragraph of this Item 3:

     Laminar and the Issuer have entered into an Equity Commitment for Rights Offering (the "Equity Commitment"), a copy of which is attached hereto as
Exhibit 2 and incorporated herein by reference. Pursuant to the Equity Commitment, the Issuer has indicated that it expects to commence a rights offering of approximately $400 million of newly-issued shares of its Common Stock, for a purchase price not to exceed $6.00 per share (the "Rights Offering"). Laminar has agreed to participate in the rights offering and to acquire its pro rata portion of the shares offered.

     For Laminar's commitments, the Issuer will pay Laminar an amount equal to 1.5% to 2.25% of its respective equity commitment, depending on the timing of the transaction. The Issuer also agreed to amend an existing registration rights agreement to provide the right to demand that the Issuer undertake an underwritten offering as provided in the attached exhibit in order to provide Laminar with liquidity.

     The Issuer and Laminar have also executed a letter agreement (the "Letter Agreement") pursuant to which the Issuer agreed that if the previously announced rights offering for up to three million shares of its common stock to certain holders of 9.25% debentures issued by Covanta Energy Corporation ("Covanta") at a purchase price of $1.53 per share (the "9.25% Offering") has not closed prior to the record date for the Rights Offering, then the Issuer will revise the 9.25% Offering so that the holders that participate in the 9.25% Offering are offered additional shares of the Issuer's common stock at the same purchase price as in the Rights Offering and in an amount equal to the number of shares of common stock that such holders would have been entitled to purchase in the Rights Offering if the 9.25% Offering was consummated on or prior to the record date for the Rights Offering. The Letter Agreement is attached hereto as Exhibit 3 and is hereby incorporated by reference herein.

Item 5.   Interest in Securities of the Issuer.

     The information in this Item 5(a) is hereby amended and restated with the following text:

     (a) To the knowledge of the Reporting Persons, there are 72,816,011 shares of Common Stock outstanding as of November 1, 2004, based upon information contained in the Form 10-Q filed by the Issuer with respect to the quarterly period ended September 30, 2004. Based upon the foregoing, the 13,629,222 shares of Common Stock owned by Laminar (the "Subject Shares") represent approximately 18.7% of the issued and outstanding Common Stock of the Issuer.

     If the transactions contemplated by the Equity Commitment and the Letter Agreement are consummated, the Reporting Persons will acquire additional shares of Common Stock. The number of shares and percentage of the outstanding shares of Common Stock that the Reporting Persons will own after giving effect to such acquisitions cannot be determined until the transactions are consummated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information in this Item 6 is hereby amended and supplemented by inserting the following text after the first paragraph of this Item 6:

     Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

Exhibit 1 Powers of Attorney, granted by David E. Shaw in favor of Julius Gaudio, dated February 24, 2004.

Exhibit 2 Equity Commitment for Rights Offering, by and between Danielson Holding Corporation and D. E. Shaw Laminar Portfolios, L.L.C., dated January 31, 2005.*

Exhibit 3 Letter Agreement, by and between Danielson Holding Corporation and D. E. Shaw Laminar Portfolios, L.L.C., dated January 31, 2005.+


----------
* Incorporated herein by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed on February 2, 2005
+ Incorporated herein by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K, filed on February 2, 2005

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004 granted by David E. Shaw in favor of Julius Gaudio are attached hereto as Exhibit 1 and incorporated herein by reference.

Dated: February 4, 2005

                                        D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                        BY: D. E. SHAW & cO., l.l.c.,
                                            as managing member

                                            By: /s/ Julius Gaudio
                                                ------------------------------
                                                Name:  Julius Gaudio
                                                Title: Managing Director


                                        D. E. SHAW & CO., L.P.

                                        By: /s/ Julius Gaudio
                                            ------------------------------
                                            Name:  Julius Gaudio
                                            Title: Managing Director


                                        D. E. SHAW & CO., L.L.C.

                                        By: /s/ Julius Gaudio
                                            ------------------------------
                                            Name:  Julius Gaudio
                                            Title: Managing Director


                                        DAVID E. SHAW

                                        By: /s/ Julius Gaudio
                                            ------------------------------
                                            Name:  Julius Gaudio
                                            Title: Attorney-in-Fact for
                                                   David E. Shaw